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                                                              EXHIBIT 99(A)(II)

                             /CONTACT: Dan R. Moore, Chairman of the Board,
                                       President and Chief Executive Officer,
                                       Matewan BancShares, Inc., (304) 235-1544/

            MATEWAN BANCSHARES, INC. OFFERS TO PURCHASE 100,000 TO 114,500 SHARES OF ITS CONVERTIBLE PREFERRED STOCK, SERIES A, 7.5%

  WILLIAMSON, WV April 30, 1997--Matewan BancShares, Inc., today announced plans for a "Dutch Auction" tender offer for 114,500 shares of its Convertible Preferred Stock, Series A, 7.5%, (NASDAQ Small-Cap Market System: MATEP), representing approximately 12.5 to 14.3 percent of its current outstanding preferred shares. Under terms of the offer, the Company will invite shareholders to tender their shares at prices specified by the tendering shareholders within a range of $24.00 to $26.50 per share.

  The Matewan tender offer will expire at 5:00 p.m., Eastern Standard Time, on Friday, May 30, 1997, unless extended by the Company. Based upon the number of shares tendered and the prices specified by the tendering shareholders, Matewan will select a single per-share purchase price within the $24.00 to $26.50 price range that will enable it to purchase 114,500 shares which have been tendered at or below the selected price. Matewan's offer is conditioned on a minimum purchase of 100,000 shares being tendered; however, it reserves the right to purchase a lesser number of properly tendered shares. If the offer is over-subscribed, shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares and then from all other shares tendered on a pro rata basis. The Company reserves the right to buy more than 114,500 shares, but has no current intention to do so.

  The Board of Directors of Matewan BancShares, Inc. is not making any recommendation to shareholders as to whether they should tender any shares pursuant to the offer. Wheat First Butcher Singer is acting as Dealer Manager, and D.F. King & Co., Inc., is acting as Information Agent in connection with the offer. Matewan is headquartered in Williamson, West Virginia, and is a bank holding company with offices of subsidiaries in West Virginia, Kentucky and Virginia. Its preferred stock is listed on the NASDAQ Small-Cap Market System under the symbol MATEP.

SOURCE:Matewan BancShares, Inc.                                         4/30/97